MOVADO GROUP INC.

ANNUAL REPORT 2004

Our Mission: To be the leading company in the watch industry by (1) Building strong brands with the most sought-after images, and offering products with the best design, quality and value in their categories. (2) Treating everyone with respect and making integrity the core of our actions and relationships. Striving to have employees, vendors and retailers feel like they are part of the same team. (3) Providing the best possible services to our retailers and consumers, and recognizing their importance to our continued success. (4) Constantly striving for excellence. We believe our people are critical to the achievement of this goal, and their continuous development is essential. (5) Increasing sales and profits from year to year, ensuring the security and growth of our company.

MOVADO GROUP INC.

MOVADO

EBEL

CONCORD

ESQ

COACH WATCH

TOMMY HILFIGER WATCHES

FINANCIAL HIGHLIGHTS

Movado Group, Inc.

Dollars in millions (except per share data)	2004	2003	2002
Results of Operations:			
Consolidated Sales	$330.2	$300.1	$299.7
Retail sales - Movado Boutiques and outlets	$ 60.9	$ 53.9	$ 47.2
Number of Movado Boutiques open at year end	17	10	10
Gross Profit %	60.7%	61.4%	61.4%
Operating income	$ 34.8	$ 31.8	$ 26.3
Net income	$ 22.9	$ 20.1	$ 17.0
Net income per share-diluted	$ 1.84	$ 1.65	$ 1.42
Cash Flow and Financial Position:			
Operating cash flows	$ 51.6	$ 33.3	$ 16.5
Cash and cash equivalents	$ 82.1	$ 38.4	$ 17.0
Working capital	$243.0	$219.4	$153.9
Shareholders' equity	$274.7	$236.2	$172.5
Tangible net worth	$235.9	$212.6	$191.8
Total debt	$ 35.0	$ 35.0	$ 46.5
Net debt to capitalization	(17.1)%	(1.4)%	17.1%

Net Sales from Ongoing Operations
Dollars in Millions


330.2
300.1
299.7
2002 2003 2004

Operating Cash Flows
Dollars in Millions


51.6
33.3
16.5
2002 2003 2004

Net Income
Dollars in Millions


22.9
20.1
17.0
2002 2003 2004

To Our Fellow Shareholders:

AT MOVADO GROUP, CREATIVE SPIRIT FUELS PRODUCT INNOVATION and sets our brands apart in each segment of the market in which we compete. The success we have achieved results from remaining true to our vision, consistently supporting our brands with compelling advertising and marketing programs, and providing our customers with the quality and luxury they have come to associate with Movado Group.

We measure success by the strength of our business fundamentals – the key drivers that generate revenue for each of our brands and each of our customers. Over the past several years we've built a solid track record of delivering on these metrics including strong and healthy sales, excellent product and superior marketing.

"We have strengthened our foundation and established a framework for future growth."

In the process, we have improved the overall financial strength of the company by focusing on cash flow and working capital, while continuing to invest in our businesses to drive top-line growth. In addition, our company-wide productivity initiatives have generated increased levels of operating efficiency and improvements in our supply chain. As a result, we have strengthened our foundation and established a framework for future growth. We have positioned our company and its infrastructure to allow us to maximize the many opportunities ahead.

Fiscal 2004 was an excellent year for our company. In a year that presented significant macroeconomic hurdles including SARS, the war in Iraq, the weak U.S. dollar and challenging global economies, Movado Group delivered record levels of sales, profits and cash flow. For the year, sales increased 10.0% to $330.2 million reflecting year-over-year gains in each of our brands – Movado, Concord, ESQ, Coach Watch and Tommy Hilfiger Watches. Net income climbed 13.9% to $22.9 million. And, earnings per share grew 11.5% to $1.84, even with an increase in our diluted shares outstanding.

We are particularly proud that fiscal 2004 marked the achievement of our second consecutive year of record cash flow from operations, with levels in excess of $51 million.

Over the past five years we have generated over $150 million of cash flow from operations. We have put our cash flow to work not only by investing in our core businesses but also by enabling our stockholders to share in the company's successful achievements through a 220% increase in our annual dividend over the past five years. This includes the 33% dividend increase we announced in the beginning of this year and the 100% dividend increase we announced in June of 2003.

With a consistent record of delivering strong financial results, we are very pleased with our recent announcement of a 2-for-1 stock split, subject to shareholder approval, which is aimed at making Movado shares more accessible to investors and increasing our market liquidity.

In addition to strong financial results, our team also achieved a milestone operating goal in fiscal 2004. The company's strong and consistent financial performance this year, and over the past several years, enabled us to complete the acquisition of premiere Swiss luxury watch brand, Ebel, and to fund 100% of the transaction with cash on our balance sheet. Even after the acquisition, our balance sheet remains strong with approximately $30 million of cash-on-hand.

Our stellar performance in fiscal 2004 was anchored by the strength of our brands and our commitment to consistently bring newness to the marketplace via exceptional product introductions that are supported by compelling advertising and marketing programs. These efforts, combined with a keen focus on our customers, enabled us to convey a powerful message to the marketplace in fiscal 2004 and kept our brands top-of-mind.



Net Income per share - diluted
$1.84
$1.65
$1.42
2002
2003
2004

Solid top-line growth, combined with productivity initiatives, translated directly to net income per share performance.

Movado

We acquired the Movado brand in 1983. Since then it has become one of the most important brands in the watch industry. Movado continued its growth in fiscal 2004, delivering low single-digit revenue increases. These results were driven by strong sell-through in our domestic channel. Internationally, Movado was challenged by the difficult economic

One of the purest expressions of Bauhaus design, the Museum Watch dial is regarded as an icon of Modernism. In fiscal 2004, Movado introduced a new family of fine automatic timepieces with this celebrated dial design.



the new museum® automatic
an icon of modernism, now with fine 21-jewel self-winding mechanical movement and sapphire crystal case back. legendary museum dial in black or white. sapphire crystal. swiss made. water resistant. in two sizes. movado.com
MOVADO
the art of time


MOVADO
the art of design

Exclusive Movado jewelry designs reflect the brand's personality in their smooth, sculptural shapes and clean, modern lines. Direct mail catalogs like this one helped increase Movado Boutique comparable store sales by 20.1% in fiscal 2004.

conditions in Europe and South America. However, in the fourth quarter, we were encouraged as international sales of Movado rebounded to double-digit growth aided by a recovery in the Far East.

Throughout fiscal 2004, Movado kept itself fresh and exciting with the introduction of a record number of bold new designs. First introduced by Movado in 1960, the power of the Museum Watch continues to evolve and define the brand. This year marked the debut of the new Museum Automatic, a self-winding timepiece featuring our iconic single dot dial. A strong national print advertising campaign, with dramatic product photography highlighting the fine 21-jewel movement, was launched with powerful placements in widely-circulated, brand-appropriate publications. Our efforts were also front and center during the important holiday selling season as we rolled out a national cable television campaign, sparking excitement in the marketplace for both our retailers and our consumers.

Movado Boutiques

The Movado image and lifestyle are reinforced in our Movado boutiques. In fiscal 2004, momentum continued to grow in our boutiques with comparable store sales increasing an impressive 20.1%. Our focus on the jewelry category continues to be well received by our customers. The introduction of our proprietary, 114-facet Movado Diamond generated great excitement and drove traffic to our stores.

Our boutiques serve as an effective marketing vehicle to enhance the image of the Movado brand in the eyes and minds of our consumers. As a result, we continued our boutique expansion initiative in fiscal 2004, opening seven new locations on top of the 10 in operation when the year began – two in Florida, one in Boston, two in the Chicago market, one in Seattle, and one in Santa Clara, California. In fiscal 2005, we will continue growing our Movado boutique business with four to seven new stores expected to open this year.


Retail Sales
Dollars in Millions
$60.9
$53.9
$47.2
2002
2003
2004

In fiscal 2004, our retail segment continued to grow, particularly in boutiques where we added seven new stores.

Concord

Our Concord brand delivered a successful performance in fiscal 2004, with sales showing double-digit increases as we benefited from a strategic shift in Concord's product emphasis to the more accessibly-priced steel luxury watch category. Concord's modern luxury positioning was also solidified in the marketplace as we introduced a comprehensive marketing support program including new displays, brochures, and beautiful wood packaging.

We were also very pleased with Concord's international sales performance, particularly in the Middle East, which returned to growth in the second half of fiscal 2004 after experiencing a challenging environment during the first part of the year.

ESQ

In fiscal 2004, we began to reap the benefits of ESQ's repositioning in the marketplace. The return of leadership product to ESQ, such as our new Centurion and Quest families, combined with our focused Beauty & Brains advertising campaign, was met with great enthusiasm by our customers. These initiatives led to high single-digit sales growth for the year and excellent sell-through rates in the fourth quarter. This performance reaffirms our view and validates our strategy as we take ESQ out of the promotional category and return the brand to its roots of success, featuring distinctive product combined with focused advertising and marketing support. In fiscal 2005, we look forward to realizing the full benefits of our initiatives as we take ESQ to the next level.

Coach Watch

Fiscal 2004 was a very strong year for the Coach Watch brand. Our team continued to deliver on the global strength of the brand as we posted double-digit sales growth for the year, both domestically and abroad. Extensions of the Bridle Classic family with diamonds and suede straps in bold new colors were featured throughout the holiday season and helped drive double-digit global growth and sell-through.

With its continuing, compelling "watch-as-hero" advertising campaign emphasizing more accessible steel product, Concord solidified its modern luxury positioning, achieving double-digit sales increases in fiscal 2004.



The Concord Saratoga®
with signature crown protector.
Luxury in stainless steel
for men and women. $1,490.
I am not late,
you are.
The Concord Saratoga.
CONCORD
SARATOGA
28
Call 888 812 6626 for more information concordwatch.com


©2003 ESQ Watch Company www.esq-watch.com
BEAUTY&
BRAINS
Beauty outside. Quality inside.
One intelligent choice.
The ESQ Centurion™ Chronograph.
$295.
ESQ
SWISS

Showcasing distinctive new product like the sporty, dashboard-inspired solid stainless steel Centurion chronograph in the brand's powerful Beauty & Brains campaign helped propel ESQ to high single-digit sales growth in fiscal 2004.

We are very pleased with our partnership with Coach. As we continue to closely align ourselves with the Coach team, we look forward to building upon the success of our Coach Watch brand during fiscal 2005. Fashion drives this business, and in the months ahead, we are poised to deliver exciting new watches in styles and colors that compliment Coach's product offerings, and provide a seamless accessory to the Coach leather goods consumer.

Tommy Hilfiger Watches

The global growth of our Tommy Hilfiger watch brand continued in fiscal 2004 as sales for the year increased 65% over last year. Our business in Europe is very strong and we continue to expand our global presence. This year, we opened several new markets including France and Hong Kong. We have also seen great demand for our Tommy Hilfiger products in North America.

Excellent new products combined with a clear and compelling advertising campaign helped drive strong results throughout the year. We are focused now on continuing the growth of Tommy Hilfiger Watches, both in the U.S. and internationally, and are very excited about the new products that we will introduce this year.

Our Customers

Our customers are an integral part of our success and a top priority for Movado Group. We demonstrate this by giving them the products that they want and by striving every day to provide them with the best service in the industry. In fiscal 2004, we made broad-based investments aimed not only at supporting our brands, but also our customers. Both benefited from additional sales professionals, increased selling support and enhanced training.

Because we are committed to becoming the preferred partner to our customers, we launched our customer focus initiative nearly two years ago. Since embarking on this initiative, we have achieved a number of goals, including the roll-out of the Movado Group

Customer Service 800 number which will benefit our customers more and more as time goes on. We also made great strides toward improving our overall service protocol by providing our organization with guidelines that define the preferred ways to interact with our customers and provide them with world-class service. In fiscal 2004, we became one of the first companies to provide service on the web, allowing our customers to place and track service orders through a unique, customized, web-based platform. We are always looking at ways to challenge ourselves and improve our relationships with our customers; action we believe is vital to our ongoing success.

Ebel

At the end of fiscal 2004, we announced the acquisition of premiere Swiss luxury watch brand, Ebel. With a rich and honored heritage, having been founded nearly a century ago in La Chaux de Fonds, Switzerland, Ebel is a world-renowned luxury brand with global recognition. For Movado Group, this powerful brand is a great strategic fit. In Ebel we have found a brand that will complement our existing portfolio of brands, provide us with a platform for international growth and extend our presence within the luxury watch category. Ebel will benefit not only from Movado Group's worldwide supply chain organization, but also from our strong market position and infrastructure in the U.S., which will enable us to enhance Ebel's presence in North America while maintaining an exclusive global distribution network.

The powerful combination of Ebel's distinguished heritage, iconic designs and technical expertise, together with Movado Group's proven track record, will allow Ebel to become an even stronger Swiss luxury brand in the future than it is today. We are now in the process of integrating Ebel into Movado Group's worldwide operations. We intend to provide the necessary resources to build upon Ebel's heritage and maximize the potential of the brand while generating long-term value for our shareholders.


Cash and cash equivalents
Dollars in Millions
$82.1
$38.4
$17.0
2002
2003
2004

As we continue to improve the overall strength of our company, we are positioned to maximize the opportunities ahead.

Coach watches offer a fresh, fashionable compliment to seasonal Coach leather goods collections. In fiscal 2004, our successful partnership with Coach produced double-digit sales growth for the brand, domestically and abroad.


COACH BRIDLE CLASSIC DIAMONDS, CHARM BRACELET / SWISS MOVEMENT / COACH.COM
COACH
COACH
COACH
COACH
COACH


TOMMY HILFIGER

Dynamic new product helped drive our Tommy Hilfiger watch brand to a strong 65% sales increase in fiscal 2004. We continued our vigorous global expansion, successfully launching in key markets including France and Hong Kong.

As you can see from our results, fiscal 2004 was a very successful year for Movado Group as we continued to focus on our business fundamentals and on the execution of our marketing plan. We invested appropriately in our brands, while maintaining financial discipline and delivering excellent results. Together, these efforts provide our company with a solid platform for future growth.

We are very appreciative of the unique talents of all our employees around the world. The success we achieved in fiscal 2004, and over the past several years, would not have been possible without their collective talents and individual contributions. Thanks to their diligence, creativity and dedication, we are able to produce results of which we can all be proud.

These are exciting times for Movado Group. Our company has managed successfully through challenging times by remaining vibrant and relevant in the marketplace, while adhering to our core values. Looking ahead, we believe our strategies and initiatives provide us with an outstanding opportunity for continued growth. We have strong marketing and advertising plans in place to support all of our brands, creating customer demand for our products and driving sales and profit growth.

"Our strategies and initiatives provide us with an outstanding opportunity for continued growth."

Movado Group is well-positioned to capitalize on the global momentum we are experiencing across all of our brands. Our management team will maintain an unwavering focus on executing our strategic plan so that we can continue to deliver results to our shareholders, our customers and our employees.

On behalf of Movado Group, thank you for your continued interest and support.

Gedalio Grinberg
Chairman

Efraim Grinberg
President and Chief Executive Officer


EBEL
THE ARCHITECTS OF TIME

A strategic complement to our existing portfolio of brands, Ebel will benefit from our strong market position in the U.S., while providing us with an extended presence in the premiere luxury watch sector, and a solid platform for international growth.

FORWARD-LOOKING STATEMENTS

Statements in this annual report on Form 10-K, including, without limitation, statements under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report, as well as statements in future filings by the Company with the Securities and Exchange Commission ("SEC"), in the Company's press releases and oral statements made by or with the approval of an authorized executive officer of the Company, which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections about the Company, its future performance, the industry in which the Company operates and management's assumptions. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "may", "will", "should" and variations of such words and similar expressions are also intended to identify such forward-looking statements. The Company cautions readers that forward-looking statements include, without limitation, those relating to the Company's future business prospects, projected operating or financial results, revenues, working capital, liquidity, capital needs, plans for future operations, expectations regarding capital expenditures and operating expenses, effective tax rates, margins, interest costs, and income as well as assumptions relating to the foregoing. Forward-looking statements are subject to certain risks and uncertainties, some of which cannot be predicted or quantified. Actual results and future events could differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC including, without limitation, the following: general economic and business conditions which may impact disposable income of consumers in the United States and the other significant markets where the Company's products are sold, general uncertainty related to possible terrorist attacks and the impact on consumer spending, changes in consumer preferences and popularity of particular designs, new product development and introduction, competitive products and pricing, seasonality, availability of alternative sources of supply in the case of the loss of any significant supplier, the loss of significant customers, the Company's dependence on key employees and officers, the ability to successfully integrate the operations of acquired businesses without disruption to other business activities, the continuation of licensing arrangements with third parties, ability to secure and protect trademarks, patents and other intellectual property rights, ability to lease new stores on suitable terms in desired markets and to complete construction on a timely basis, continued availability to the Company of financing and credit on favorable terms, business disruptions, disease, general risks associated with doing business outside the United States including, without limitation, import duties, tariffs, quotas, political and economic stability, and success of hedging strategies with respect to currency exchange rate fluctuations.

GENERAL

Wholesale Sales. The primary factors that influence annual sales are general economic conditions in the Company's domestic and international markets, new product introductions, the level and effectiveness of advertising and marketing expenditures and product pricing decisions.

Approximately 13% of the Company's total sales are from international markets and therefore reported sales made in those markets are affected by foreign exchange rates. Significant portions of the Company's international sales are billed in Swiss francs and translated to U.S. dollars at average exchange rates for financial reporting purposes. With the acquisition of Ebel, the Company expects that a slightly higher percentage of its total sales will be derived from international markets in the future.

The Company's business is seasonal. There are two major selling seasons in the Company's domestic markets: the Spring season, which includes school graduations and several holidays and, most importantly, the Christmas and holiday season. Major selling seasons in certain international markets center on significant local holidays that occur in late Winter or early Spring. These markets are a less significant portion of the Company's business and, therefore, their impact is far less than that of the selling seasons in North America.

Retail Sales. The Company's retail operations consist of 17 Movado Boutiques and 26 outlet stores located throughout the United States. The Company does not have any retail operations outside of the United States.

The significant factors that influence annual sales volumes in the Company's retail operations are similar to those that influence domestic wholesale sales. In addition, many of the Company's outlet stores are located near vacation destinations and, therefore, the seasonality of these stores is driven by the peak tourist seasons associated with these locations.

Gross Margins. The Company's overall gross margins are primarily affected by four major factors: brand and product sales mix, product pricing strategy, manufacturing costs and the U.S. dollar/Swiss franc exchange rate.

Gross margins vary among the brands included in the Company's portfolio and also among watch models within each brand. Luxury and premium retail price point models generally earn lower gross margins than moderate price models. Gross margins in the Company's outlet business are lower than those of the wholesale business since the outlets primarily sell seconds and discontinued models that generally command lower selling prices. Gross margins from the sale of watches in the Movado Boutiques exceed those of the wholesale business since the Company earns full channel margins from manufacture to point of sale to the consumer.

All of the Company's brands compete with a number of other brands on the basis of not only styling but also wholesale and retail price. The Company's ability to improve margins through price increases is therefore, to some extent, constrained by competitors' actions.

Manufacturing costs of the Company's brands consist primarily of component costs, internal and subcontractor assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company seeks to control and reduce component and subcontractor labor costs through a combination of negotiations with existing suppliers and alternative sourcing. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and minor assembly in Switzerland. Through productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements and expects to extend this strategy over the near term.

Since a substantial amount of the Company's product costs are incurred in Swiss francs, fluctuations in the U.S. dollar/Swiss franc exchange rate can impact the Company's production costs and, therefore, its gross margins. The Company hedges its Swiss franc purchases using a combination of forward contracts, purchased currency options and spot purchases. The Company's hedging program has, in the recent past, been reasonably successful in helping to stabilize product costs and gross margins despite exchange rate fluctuations.

Selling, General and Administrative ("SG&A") Expenses. The Company's SG&A expenses consist primarily of advertising, selling, distribution and general and administrative expenses. Annual advertising expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and entertainment, expenses associated with the Basel Watch and Jewelry Fair and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail SG&A expenses consist primarily of salaries and store rents.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, bad debts, patent and trademark expenses and various other general corporate expenses.

SG&A expenses over the last three years reflect the net effect of the Company's efforts to reduce spending, implement productivity improvements, and at the same time, invest in strategic growth initiatives, including the Movado Boutique expansion and the launch of Tommy Hilfiger watches.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and those significant policies are more fully described in Note 1 to MGI's consolidated financial statements. The preparation of these financial statements and the application of certain critical accounting policies require management to make judgments based on estimates and assumptions that affect the information reported. On an on-going basis, management reevaluates its estimates and judgments, including those related to sales discounts and markdowns, product returns, bad debt, inventories, income taxes, financing operations, warranty obligations, and contingencies and litigation. Management bases its estimates and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, contractual commitments and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following are the critical accounting policies requiring significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company recognizes its revenue upon transfer of title and risk of loss, or in the case of retail sales, at the time of register receipt. The Company records estimates for returns and sales and cash discount allowances in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business. While such returns and allowances have historically been within management's expectations and the provisions established, future actual experience may differ from that experienced in the past.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on the Company's on-going credit evaluations of the customers and customer payment history and account aging. While the actual bad debt losses have historically been within the Company's expectations and the allowances established, there can be no guarantee that the Company will continue to experience the same bad debt loss rates. As of January 31, 2004, there were no known situations with any of the Company's major customers which would indicate the customers' inability to make their required payments.

Inventories

The Company values its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell through at retail to determine excess or obsolete inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management determines that finished product and components are unsaleable in the Company's outlet stores, a reserve is established for the cost of those products and components. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from the Company's expectations.

Long-Lived Assets

The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In fiscal 2004, 2003 and 2002, there were no impairment losses related to long-lived assets.

Warranty

All watches sold by the Company are covered by limited warranties against defects in material and workmanship for periods ranging from two to ten years from the date of purchase for movements and up to five years for the gold plating for Movado watch cases and bracelets. The Company records an estimate for future warranty costs based on historical repair costs. Warranty costs have historically been within the Company's expectations and the provisions established. If such costs were to substantially exceed estimates, this could have an adverse affect on the Company's operating results.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

RESULTS OF OPERATIONS

The following is a discussion of the results of operations for fiscal 2004 compared to fiscal 2003 and fiscal 2003 compared to fiscal 2002 along with a discussion of the changes in financial condition during fiscal 2004.

The following are net sales by business segment *(in thousands)*:

	Fiscal Years Ended January 31,		
	2004	2003	2002
Wholesale:			
Domestic	**$224,866**	$207,819	$204,685
International	**44,475**	38,376	47,868
Retail	**60,873**	53,882	47,172
Net Sales	**$330,214**	$300,077	$299,725

The following table presents the Company's results of operations expressed as a percentage of net sales for the fiscal years indicated:

	Fiscal Years Ended January 31,		
	2004	2003	2002
	% of net sales	% of net sales	% of net sales
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**39.3%**	38.6%	38.6%
Selling, general and administrative expenses	**50.1%**	50.8%	52.6%
Interest expense, net	**0.9%**	1.3%	1.8%
Net income	**6.9%**	6.7%	5.7%

Fiscal 2004 Compared to Fiscal 2003

Net Sales

Net sales in fiscal 2004 were $330.2 million, or 10.0% above fiscal 2003 sales of $300.1 million. For the year, sales increases were recorded in all brands and business segments.

Domestic Wholesale Net Sales

The domestic wholesale business increased by 8.2%, or $17.0 million, to $224.9 million. Double-digit sales increases were recorded in the Concord, Coach and Tommy Hilfiger brands and mid single-digit increases were recorded in Movado and ESQ. The increase in Concord sales was fueled by higher unit sales volume with the introduction of new more accessibly priced steel luxury products. The increase in sales in the Coach brand was attributable to the introduction of fashion newness in tandem with Coach's new product offerings. The Company intends to continue to focus on providing a seamless accessory to the Coach leather goods customer. The increases in Tommy Hilfiger brand sales reflect continued door expansion in North America as well as positive sell through at retail.

International Wholesale Net Sales

The international wholesale business was $44.5 million and was above prior year by 15.9%, or $6.1 million. The effect of currency translation and the weak U.S. dollar resulted in an increase in net sales of $3.9 million. Significant increases were recorded in Tommy Hilfiger as a result of international market expansion. Coach was above prior year in double digits with higher volume in the Asian and duty free business. The Movado business was below prior year as a result of difficult economic conditions in Europe and South America.

Retail Net Sales

Sales in the Company's retail segment increased by $7.0 million, or 13.0%, to $60.9 million. Strong comparable store sales increases of 20.1% were recorded in the Movado Boutiques. In addition, increases were recorded as a result of the expansion into seven new Movado Boutiques opened in fiscal 2004. At January 31, 2004, the Company operated 17 Movado Boutiques and 26 outlet stores as compared to 10 Movado Boutiques and 26 outlet stores at January 31, 2003.

Gross Margin

Gross margin for the year was $200.3 million, an increase of $16.1 million over prior year due to the higher sales volume. As a percent of sales, gross margin was 60.7% versus 61.4% prior year. The lower gross profit percentage is the result of a few factors. The continued negative effect of the weak U.S. dollar on Swiss purchases was the major factor. In addition, there was an unfavorable mix of sales within the business.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses of $165.5 million reflect an 8.6% increase from $152.4 million in fiscal 2003. As a percentage of sales, SG&A expenses were 50.1% as compared to 50.8% prior year. Included in the $13.1 million increase in SG&A expenses is approximately $2.7 million in higher costs as a result of the translation impact of the weak U.S. dollar. In addition, there was increased marketing spending of $2.6 million, which included the new Movado television campaign, increased operating costs of $4.4 million to support the seven new Movado Boutiques, and higher payroll and related costs.

Interest Expense

Interest expense in fiscal 2004 declined by $0.9 million from $3.9 million in fiscal 2003 to $3.0 million in fiscal 2004. The decrease was due to significantly lower weighted average bank borrowings. The average borrowings for fiscal 2004 were $50.5 million or 25.7% lower than fiscal 2003 borrowings of $68.0 million. This was due to favorable cash flow and working capital management.

Income Taxes

The Company's income tax provision amounted to $8.9 and $7.8 million in fiscal 2004 and 2003, respectively. This represents a 28% effective tax rate in both fiscal years. Management believes that with the acquisition of Ebel, a slightly higher percentage of its total sales will be derived from lower tax rate international markets, thereby slightly reducing the Company's overall effective rate in fiscal 2005.

Fiscal 2003 Compared to Fiscal 2002

Net Sales

Net sales in fiscal 2003 were $300.1 million, slightly above fiscal 2002 sales of $299.7 million. The wholesale business overall decreased by $6.4 million or 2.5%.

Domestic Wholesale Net Sales

The domestic wholesale business increased by 1.5% or $3.1 million, to $207.8 million. The domestic sales increase was fueled by door expansion and strong retail sell through of Tommy Hilfiger watches, double-digit growth in the Coach brand with the introduction of successful new products and higher sales in the Movado brand driven by strong new product introductions and solid marketing support. The increases were offset by lower volume in the luxury Concord brand and the moderately priced ESQ brand.

International Wholesale Net Sales

The international wholesale business was $38.4 million and was below fiscal 2002 by $9.5 million, or 19.8%. The effect of currency translation and the weak U.S. dollar resulted in an increase of $3.0 million. The weak economic environment in Europe and Asia resulted in sales declines in the Concord and Movado brands of $12.0 million, or 28.3%. This was partially offset by sales increases in the Tommy Hilfiger brand as a result of the launch in four European markets and higher sales in the Coach brand in Japan and the duty free business in Asia.

Retail Net Sales

Sales in the Company's retail segment increased by $6.7 million, or 14.2%, to $53.9 million, due mainly to year-on-year increases of three new Movado Boutiques and three new outlet stores opened in the latter half of fiscal 2002, plus the opening of one new outlet store in the latter part of fiscal 2003. In addition, comparable store sales increased by 4.2% and 5.5% in the Movado Boutiques and outlet stores, respectively. At January 31, 2003, the Company owned and operated 10 Movado Boutiques and 26 outlets as compared to 10 Movado Boutiques and 25 outlets at January 31, 2002.

Gross Margin

Gross margin for the year remained strong at 61.4% and was consistent with fiscal 2002 results.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses of $152.4 million reflect a 3.4% decline from $157.8 million in fiscal 2002. As a percentage of sales, SG&A expenses were 50.8% as compared to 52.6% prior year. The effect of currency translation and the weak U.S. dollar resulted in an increase of $1.6 million. The decrease in SG&A expenses of $5.4 million was the result of a $6.4 million reduction, or 11.3%, in marketing and advertising mainly due to decreased media and co-op spending in the international wholesale business, slight reductions in distribution expense and general and administrative expenses of $1.1 million, or 2.0%, from a $2.7 million one-time severance and early retirement charge in fiscal 2002, partially offset by higher rental expense and higher legal and bad debt expenses. In addition, selling expenses increased by $2.1 million, or 4.7%, primarily to support the expansion of the Movado Boutiques.

Interest Expense

Interest expense in fiscal 2003 declined by $1.5 million from $5.4 million in fiscal 2002 to $3.9 million in fiscal 2003. The decrease was due to significantly lower weighted average bank borrowings in addition to a lower effective interest rate on the borrowings. The average borrowings for fiscal 2003 were $67.9 million or 17.6% lower than fiscal 2002 borrowings of $82.4 million. This was due to favorable cash flow and working capital management.

Income Taxes

The Company's income tax provision amounted to $7.8 million and $3.7 million in fiscal 2003 and 2002, respectively. This represents a 28% effective tax rate in fiscal 2003 versus an 18% rate for fiscal 2002. The effective tax rate in fiscal 2003 of 28% is more indicative of the Company's expected effective tax rate from its future operations. The 18% effective tax rate in fiscal 2002 reflected a decrease in the Company's U.S. source earnings as a percentage of the overall earnings mix.

LIQUIDITY AND FINANCIAL POSITION

At January 31, 2004, the Company had $82.1 million of cash and cash equivalents as compared to $38.4 million in the prior year. The $43.7 million increase in cash was primarily derived from $51.6 million of cash generated from operating activities, somewhat offset by $11.5 million in cash used in investing activities primarily for capital expenditures to support the Movado Boutique expansion and normal information systems spending and $1.9 million of cash used in financing activities, primarily related to amounts associated with dividends paid to shareholders.

The Company's major source of funds has been cash generated from operations. In fiscal 2004, 2003 and 2002, the Company generated cash from operations of $51.6 million, $33.3 million and $16.5 million, respectively. This positive cash flow has been the source to fund the Company's growth initiatives, as well as to pay down short-term and long-term debt and to pay dividends.

Accounts receivable at January 31, 2004 were $88.8 million as compared to $94.4 million in the prior year. The decrease is the result of a shift in the mix of business as well as improved global cash collections. These decreases more than offset the negative effects of currency translation.

Inventories at January 31, 2004 were $121.7 million as compared to $111.7 million in the prior year. Since 48.3% of the inventory is held in Switzerland and Canada, the year-on-year translation in the balance sheet includes the effect of the weaker U.S. dollar in fiscal 2004. The effect of the currency translation was an increase of $4.8 million. The reason for the remaining growth was higher inventory to support the seven new Movado Boutiques slightly offset by lower wholesale inventory.

The Company used cash of $11.5 million in fiscal 2004, $7.0 million in fiscal 2003 and $14.7 million in fiscal 2002 for investing activities, primarily for capital expenditures.

Capital expenditures totaled $10.8 million in fiscal 2004. The spending was primarily for the build out of the seven new Movado Boutiques ($6.5 million), systems hardware and software investment ($2.2 million) and remodeling of existing retail operations ($1.4 million). In fiscal 2003, capital expenditures were $6.5 million and related primarily to the build out of new Movado Boutiques opened in the Miami, Florida area in February 2003, various information systems projects and enhancements, the addition of a state-of-the-art jewelry vault in the Company's Moonachie, New Jersey distribution center and the addition of a new outlet store. Capital expenditures amounting to $13.9 million in fiscal 2002 relate primarily to the relocation of the Company's U.S. headquarters, opening two new Movado Boutiques and the flagship Movado Boutique in New York City, various information systems projects and expansion of the Company's network of outlet stores. The Company expects that annual capital expenditures in the near term will approximate the fiscal year 2002 levels. These expenditures will relate primarily to leasehold improvements, furniture and fixtures for new Movado Boutiques, management information systems projects and store renovations.

Cash used in financing activities amounted to $1.9 million in fiscal 2004. This compares to $11.1 million and $6.9 million of cash used in financing activities in fiscal 2003 and 2002, respectively. Cash used in financing activities during fiscal 2004 was primarily for dividends paid to shareholders. In fiscal 2003 and 2002, cash was used primarily to pay short-term and long-term debt.

At January 31, 2004, the Company had two series of Senior Notes outstanding. Senior Notes due January 31, 2005 were originally issued in a private placement completed in fiscal 1994. These notes have required annual principal payments of $5.0 million since January 1998 and bear interest of 6.56% per annum. The Company did not repay any principal in fiscal 2004 due to timing of when principal payment is due. The Company repaid $5.0 million in principal of these notes in each of fiscal 2003 and 2002. At January 31, 2004, $10.0 million in principal of these notes remained outstanding, of which $5.0 million was paid on February 2, 2004, with the remaining $5.0 million to be paid on January 31, 2005.

During fiscal 1999, the Company issued $25.0 million of Series A Senior Notes under a Note Purchase and Private Shelf Agreement dated November 30, 1998. The $25.0 million Series A Senior Notes bear interest at 6.90%, mature on October 30, 2010, and are subject to annual repayments of $5.0 million commencing October 31, 2006.

As of March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001, to expire on March 21, 2007. This agreement allows for the issuance, for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. As of January 31, 2004 and 2003, there were no amounts outstanding under the agreement.

On June 17, 2003, the Company completed the renewal of its revolving credit line with its bank group. The agreement provides for a three year $75.0 million unsecured revolving line of credit and $15.0 million of uncommitted working capital lines. The line of credit expires on June 17, 2006. The Company had no outstanding borrowings under its bank lines at January 31, 2004 and January 31, 2003, respectively.

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program. There were no shares repurchased under the repurchase program during fiscal 2004 or fiscal 2003. As of January 31, 2004, the Company had authority to repurchase additional shares for up to $4.5 million against an aggregate authorization of $30.0 million.

For fiscal 2004, treasury shares increased by 493,435 as the result of cashless exercises of stock options for 642,900 shares of stock.

Cash dividends in fiscal 2004 amounted to $2.5 million compared to $1.6 million in fiscal 2003 and $1.4 million in fiscal 2002.

At January 31, 2004, the Company had working capital of $243.0 million as compared to $219.4 million in the prior year. The increase in working capital was predominantly the result of higher cash, lower debt and an increase in assets related to hedging derivatives and the translation of Swiss and Canadian inventories. The Company ended fiscal 2004 with no short-term borrowings and negative net debt of $47.1 million as compared to no short-term borrowings and negative net debt of $3.4 million ending fiscal 2003. Net debt is calculated as cash and cash equivalents less short-term and long-term notes.

In summary, the Company made significant progress in generating positive cash flow from operating activities in each of the fiscal years 2004, 2003 and 2002. The Company believes it will continue to generate positive cash flow from operations in the future.

On March 1, 2004, the Company used 47.9 million Swiss francs in cash (approximately $37.8 million based on exchange rates as of that date), representing the initial payment for the acquisition of the Ebel business from LVMH Moet Hennessy Louis Vuitton pursuant to a Share Purchase and Transfer of Assets and Liabilities Agreement, dated December 22, 2003. It is estimated that the total purchase price is approximately 61.5 million Swiss francs (approximately $48.5 million based on exchange rates as of March 1, 2004).

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Payments due by period *(in thousands)*:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Contractual Obligations:					
Long-Term Debt Obligations	$ 35,000	$10,000	$ 5,000	$10,000	$10,000
Operating Lease Obligations	67,508	9,456	17,883	14,304	25,865
Revolving Credit Lines	—	—	—	—	—
Total Contractual Obligations	$102,508	$19,456	$22,883	$24,304	$35,865

RECENTLY ISSUED ACCOUNTING STANDARDS

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial position, results of operations or cash flows as the Company does not currently have any such instruments.

In January 2003, FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" was issued. FIN 46 provides guidance on consolidating variable interest entities and applies immediately to variable interests created after January 31, 2003. In December 2003, the FASB revised and superceded FIN 46 with the issuance of FIN 46R in order to address certain implementation issues which will be adopted in the first reporting period ending after March 15, 2004. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics. The adoption of FIN 46 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition. SAB 104 supercedes SAB 101, Revenue Recognition in Financial Statements to include the guidance from Emerging Issues Task Force EITF 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

Consolidated Statements of Income

(in thousands, except per share amounts)	Fiscal Year Ended January 31, 2004	2003	2002
Net sales	**$330,214**	$300,077	$299,725
Costs and expenses:			
Cost of sales	**129,908**	115,907	115,653
Selling, general and administrative	**165,525**	152,394	157,799
Total costs and expenses	**295,433**	268,301	273,452
Operating income	**34,781**	31,776	26,273
Interest expense, net	**3,044**	3,916	5,415
Income before income taxes and cumulative effect of a change in accounting principle	**31,737**	27,860	20,858
Provision for income taxes	**8,886**	7,801	3,735
Income before cumulative effect of a change in accounting principle	**22,851**	20,059	17,123
Cumulative effect of a change in accounting principle, net of a tax benefit of $42	**—**	—	(109)
Net income	**$ 22,851**	$ 20,059	$ 17,014
Basic income per share			
Income before cumulative effect of a change in accounting principle	**$ 1.90**	$ 1.69	$ 1.47
Cumulative effect of a change in accounting principle	**—**	—	(0.01)
Net income per share	**$ 1.90**	$ 1.69	$ 1.46
Weighted basic average shares outstanding	**12,050**	11,870	11,683
Diluted income per share			
Income before cumulative effect of a change in accounting principle	**$ 1.84**	$ 1.65	$ 1.43
Cumulative effect of a change in accounting principle	**—**	—	(0.01)
Net income per share	**$ 1.84**	$ 1.65	$ 1.42
Weighted diluted average shares outstanding	**12,439**	12,190	12,007

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	January 31, 2004	2003
ASSETS		
Current assets:		
Cash	$ 82,083	$ 38,365
Trade receivables, net	88,800	94,438
Inventories, net	121,678	111,736
Other	27,932	36,646
Total current assets	320,493	281,185
Property, plant and equipment, net	42,112	39,939
Other assets	28,362	24,030
Total assets	$390,967	$345,154
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 10,000	$ —
Accounts payable	23,631	22,712
Accrued payroll and benefits	8,033	6,010
Accrued liabilities	17,748	16,725
Current taxes payable	12,150	11,467
Deferred income taxes	5,961	4,851
Total current liabilities	77,523	61,765
Long-term debt	25,000	35,000
Deferred and noncurrent income taxes	2,282	4,229
Other liabilities	11,449	7,948
Total liabilities	116,254	108,942
Commitments and contingencies (Notes 10 and 16)		
Shareholders' equity:		
Preferred Stock, $0.01 par value, 5,000,000 shares authorized; no shares issued	—	—
Common Stock, $0.01 par value, 20,000,000 shares authorized; 10,861,631 and 10,057,367 shares issued, respectively	109	101
Class A Common Stock, $0.01 par value, 10,000,000 shares authorized; 3,400,906 and 3,428,277 shares issued and outstanding, respectively	34	34
Capital in excess of par value	89,491	72,145
Retained earnings	192,601	172,287
Accumulated other comprehensive income	34,473	19,386
Treasury Stock, 2,040,591 and 1,547,156 shares at cost, respectively	(41,995)	(27,741)
Total shareholders' equity	274,713	236,212
Total liabilities and shareholders' equity	$390,967	$345,154

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year Ended January 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	**$22,851**	$20,059	$17,014
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**9,973**	8,369	7,550
Deferred and noncurrent income taxes	**188**	(294)	(1,859)
Provision for losses on accounts receivable	**2,290**	1,987	1,384
Provision for inventories	**993**	830	756
Loss on disposition of leasehold improvements, furniture and fixtures	**109**	—	492
Tax benefit from stock options exercised	**2,511**	489	685
Changes in current assets and liabilities:			
Trade receivables	**4,583**	(2,602)	4,185
Inventories	**(6,248)**	(4,815)	(5,372)
Other current assets	**12,179**	14,236	64
Accounts payable	**160**	(2,989)	(4,443)
Accrued liabilities	**987**	(2,734)	(2,177)
Accrued payroll and benefits	**2,023**	(811)	(198)
Deferred and current taxes payable	**543**	2,465	(3,051)
Other noncurrent assets	**(4,997)**	(248)	(6,234)
Other noncurrent liabilities	**3,502**	(636)	7,750
Net cash provided by operating activities	**51,647**	33,306	16,546
Cash flows from investing activities:			
Capital expenditures	**(10,830)**	(6,525)	(13,902)
Trademarks	**(653)**	(514)	(807)
Net cash used in investing activities	**(11,483)**	(7,039)	(14,709)
Cash flows from financing activities:			
Repayment of Senior Notes	**—**	(5,000)	(5,000)
Net payment of current bank borrowings	**—**	(6,500)	(2,300)
Stock options exercised and other changes	**589**	2,037	1,780
Dividends paid	**(2,537)**	(1,602)	(1,360)
Net cash used in financing activities	**(1,948)**	(11,065)	(6,880)
Effect of exchange rate changes on cash and cash equivalents	**5,502**	6,192	(1,045)
Net increase (decrease) in cash and cash equivalents	**43,718**	21,394	(6,088)
Cash and cash equivalents at beginning of year	**38,365**	16,971	23,059
Cash and cash equivalents at end of year	**$82,083**	$38,365	$16,971

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except per share amounts)	Preferred Stock	Common Stock	Class A Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance, January 31, 2001	$—	$ 96	$35	$67,242	$138,176	($18,169)	($27,910)
Net income					17,014		
Dividends ($0.12 per share)					(1,360)		
Stock options exercised, net of tax of $685		2		1,863			
Employee stock bonus plan							219
Supplemental executive retirement plan				379			
Accounting change, net of tax of $143						367	
Net unrealized gain on investments, net of tax of $77						199	
Net change in effective portion of hedging contracts, net of tax of $99						(449)	
Foreign currency translation adjustment						(5,234)	
Balance, January 31, 2002	$—	$ 98	$35	$69,484	$153,830	($23,286)	($27,691)
Net income					20,059		
Dividends ($0.12 per share)					(1,602)		
Stock options exercised, net of tax of $489		2		2,631			(135)
Employee stock bonus plan							85
Supplemental executive retirement plan				30			
Net unrealized loss on investments, net of tax of $25						(82)	
Net change in effective portion of hedging contracts, net of tax of $2,709						4,584	
Foreign currency translation adjustment						38,170	
Conversion of Class A Common Stock to Common Stock		1	(1)				
Balance, January 31, 2003	$—	$101	$34	$72,145	$172,287	$19,386	($27,741)
Net income					22,851		
Dividends ($0.21 per share)					(2,537)		
Stock options exercised, net of tax of $2,511		8		16,861			(14,254)
Supplemental executive retirement plan				170			
Restricted stock amortization less cancellations				315			
Net unrealized gain on investments, net of tax of $89						139	
Net change in effective portion of hedging contracts, net of tax of $2,212						(3,434)	
Foreign currency translation adjustment						18,382	
Balance, January 31, 2004	**$—**	**$109**	**$34**	**$89,491**	**$192,601**	**$34,473**	**($41,995)**

See Notes to Consolidated Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Movado Group, Inc. (the "Company") is a designer, manufacturer and distributor of quality watches with prominent brands in almost every price category comprising the watch industry. In fiscal 2004, the Company marketed five distinctive brands of watches: Movado, Concord, ESQ, Coach and Tommy Hilfiger, which compete in most segments of the watch market.

The Company designs, manufactures and contracts for the assembly of Movado and Concord watches primarily in Switzerland for sale throughout the world. ESQ and Tommy Hilfiger watches are manufactured to the Company's specifications by independent contractors located in Asia. ESQ watches are presently sold primarily in North America and the Caribbean. Tommy Hilfiger watches are sold throughout the world. Coach watches are assembled in Switzerland by independent contractors and sold primarily in North America, the Caribbean and Asia.

In addition to its sales to trade customers and independent distributors, through a wholly-owned domestic subsidiary, the Company sells Movado watches, as well as proprietary Movado jewelry, tabletop and accessories directly to consumers in its Movado Boutiques. Additionally, the Company operates a number of outlet stores throughout the United States, through which it sells discontinued and second merchandise.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

The financial statements of the Company's international subsidiaries have been translated into United States dollars by translating balance sheet accounts at year-end exchange rates and statement of operations accounts at average exchange rates for the year. Foreign currency transaction gains and losses are charged or credited to income as incurred. Foreign currency translation gains and losses are reflected in the equity section of the Company's consolidated balance sheet in accumulated other comprehensive income (loss).

Cash and Cash Equivalents

Cash equivalents are considered all highly liquid investments with original maturities at date of purchase of three months or less.

Trade Receivables

The Company's trade customers include department stores, jewelry store chains and independent jewelers. Movado, Concord and Tommy Hilfiger watches are also marketed outside the U.S. through a network of independent distributors. Accounts receivable are stated net of allowances for doubtful accounts, estimated returns and sales and cash discounts of $26.0 million and $22.2 million at January 31, 2004 and 2003, respectively.

The Company's concentrations of credit risk arise primarily from accounts receivable related to trade customers during the peak selling seasons. The Company has significant accounts receivable balances due from major department store chains. The Company's results of operations could be materially adversely affected in the event any of these customers or a group of these customers defaulted on all or a significant portion of their obligations to the Company as a result of financial difficulties. As of January 31, 2004, there were no known situations with any of the Company's major customers which indicate the customer's inability to make the required payments.

Inventories

The Company values its inventory at the lower of cost or market using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell-through at retail to determine excess or obsolete inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management determines that finished product and components are unsaleable in the Company's outlet stores, a reserve is established for the cost of those products and components. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from three to ten years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the leasehold improvement. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Long-Lived Assets

The Company establishes the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance and pricing trends. In fiscal 2004, 2003 and 2002, there were no impairment losses related to long-lived assets.

Capitalized Software Costs

The Company capitalizes certain computer software costs after technological feasibility has been established. The costs are amortized utilizing the straight-line method over the economic lives of the related products ranging from three to seven years.

Intangibles

Intangible assets consist primarily of trademarks and are recorded at cost. Trademarks are generally amortized over ten years. The Company continually reviews intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value. At January 31, 2004 and 2003, intangible assets at cost were $7.5 million and $6.9 million, respectively, and related accumulated amortization of intangibles was $3.5 million and $3.0 million, respectively. Amortization expense for fiscal 2004, 2003 and 2002 was $0.7 million, $0.6 million and $0.5 million, respectively.

Derivative Instruments

The Company utilizes derivative financial instruments to reduce foreign currency fluctuation risks. The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

The Company's risk management policy is to enter into forward exchange contracts and purchase foreign currency options, under certain limitations, to reduce exposure to adverse fluctuations in foreign exchange rates and, to a lesser extent, in commodity prices related to its purchases of watches. When entered into, the Company designates and documents these derivative instruments as a cash flow hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a cash flow hedge and is highly effective, are recorded in other comprehensive income until the underlying transaction effects earnings, and then are later reclassified to earnings in the same account as the hedged transaction. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the underlying forecasted cash flow transaction which is being hedged. Any ineffectiveness related to the derivative financial instruments' change in fair value will be recognized in the period in which the ineffectiveness was calculated.

The Company uses forward exchange contracts to offset its exposure to certain foreign currency liabilities. These forward contracts are not designated as SFAS No. 133 hedges and, therefore, changes in the fair value of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency liabilities.

During fiscal 2003, the Company's risk management policy was modified to include net investment hedging of the Company's Swiss franc-denominated investment in its wholly-owned subsidiaries located in Switzerland using purchase foreign currency options under certain limitations. When entered into for this purpose, the Company designates and documents the derivative instrument as a net investment hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a net investment hedge are recorded in other comprehensive income in the same manner as the cumulative translation adjustment of the Company's Swiss-franc-denominated investment. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the net investment.

All of the Company's derivative instruments have liquid markets to assess fair value. The Company does not enter into any derivative instruments for trading purposes.

Revenue Recognition

The Company recognizes its revenue upon transfer of title and risk of loss or, in the case of retail sales, at the time of register receipt. The Company records estimates for returns and sales and cash discount allowances in the same period the revenue is recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Preopening Costs

Costs associated with the opening of new boutique and outlet stores are expensed in the period incurred.

Advertising

The Company expenses the production costs of an advertising campaign at the commencement date of the advertising campaign. Advertising expense for fiscal 2004, 2003 and 2002 amounted to $53.1 million, $50.5 million and $56.9 million, respectively.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively.

Warranty Costs

The Company has warranty obligations in connection with the sale of its watches. The Company's products are covered by limited warranties against defects in materials and workmanship for periods ranging from two to ten years from the date of purchase for movements and up to five years for the gold plating on Movado watch casings and bracelets. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability based on historical failure rates and related costs to repair. As of January 31, 2004 and 2003, the reserve balances for warranty costs were $0.9 million for each year.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applies to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

Earnings Per Share

The Company presents net income per share on a basic and diluted basis. Basic earnings per share is computed using weighted average shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding adjusted for dilutive common stock equivalents.

The weighted average number of shares outstanding for basic earnings per share were 12,050,000, 11,870,000 and 11,683,000 for fiscal 2004, 2003 and 2002, respectively. For diluted earnings per share, these amounts were increased by 389,000, 320,000 and 324,000 in fiscal 2004, 2003 and 2002, respectively, due to potentially dilutive common stock equivalents issuable under the Company's stock option plans.

Stock-based Compensation

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," net income and net income per share would have been reduced to pro forma amounts as follows:

	2004		2003		2002	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net Income	$22,851	$18,768	$20,059	$16,439	$17,014	$14,249
Net Income per share-Basic	$ 1.90	$ 1.56	$ 1.69	$ 1.38	$ 1.46	$ 1.22
Net Income per share-Diluted	$ 1.84	$ 1.51	$ 1.65	$ 1.35	$ 1.42	$ 1.19

The weighted-average fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model is $11.78, $9.71 and $7.74 per share in fiscal 2004, 2003 and 2002, respectively. The following weighted-average assumptions were used for grants in 2004, 2003 and 2002: dividend yield of 0.87% for fiscal 2004, 0.62% for fiscal 2003 and 0.71% for fiscal 2002; expected volatility of 52% for fiscal 2004, 46% for fiscal 2003 and 50% for fiscal 2002; risk-free interest rates of 3.04% for fiscal 2004, 5.23% for fiscal 2003 and 4.81% for fiscal 2002 and expected lives of four to seven years for fiscal 2004, and seven years for each fiscal year of 2003 and 2002.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stockholders' Equity

Under a series of share repurchase authorizations approved by the Board of Directors, the Company has maintained a discretionary buy-back program throughout fiscal 2004. There were no shares repurchased under the repurchase program during fiscal 2004 and fiscal 2003. As of January 31, 2004, the Company had authorization to repurchase shares up to an additional $4.5 million against an aggregate authorization of $30.0 million.

Recently Issued Accounting Standards

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company's consolidated financial position, results of operations or cash flows as the Company did not currently have any such instruments.

In January 2003, FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities" was issued. FIN 46 provides guidance on consolidating variable interest entities and applies immediately to variable interests created after January 31, 2003. In December 2003, the FASB revised and superceded FIN 46 with the issuance of FIN 46R in order to address certain implementation issues which will be adopted in the first reporting period ending after March 15, 2004. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics. The adoption of FIN 46 did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 104 (SAB 104), Revenue Recognition. SAB 104 supercedes SAB 101, Revenue Recognition in Financial Statements to include the guidance from Emerging Issues Task Force EITF 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 does not have an impact on the Company's consolidated financial position, results of operations or cash flows.

Reclassification

Certain reclassifications were made to prior years' financial statement amounts and related note disclosures to conform to the fiscal 2004 presentation.

NOTE 2 - INVENTORIES

Inventories at January 31, consisted of the following *(in thousands)*:

	2004	2003
Finished goods	$ 78,490	$ 73,148
Component parts	43,335	40,649
Work-in-process	2,261	2,262
	124,086	116,059
Less: inventories reserve	(2,408)	(4,323)
	$121,678	$111,736

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at January 31, at cost, consisted of the following *(in thousands)*:

	2004	2003
Furniture and equipment	$37,234	$31,393
Computer software	26,333	24,338
Leasehold improvements	25,405	21,420
	88,972	77,151
Less: accumulated depreciation	(46,860)	(37,212)
	$42,112	$39,939

Depreciation and amortization expense for fiscal 2004, 2003 and 2002 was $10.0 million, $7.6 million and $6.8 million, respectively, which includes computer software amortization expense for fiscal 2004, 2003 and 2002 of $2.9 million, $3.0 million and $2.6 million, respectively.

NOTE 4 - BANK CREDIT ARRANGEMENTS AND LINES OF CREDIT

The Company's revolving credit facility with its domestic bank group was amended in June 2003 to provide for a three-year $75.0 million unsecured revolving line of credit. The line of credit expires on June 17, 2006. In addition, certain members within the bank group provided for $15.0 million of uncommitted working capital lines of credit at January 31, 2004 and 2003, respectively. As of January 31, 2004, one bank in the domestic bank group issued five irrevocable standby letters of credit for retail and operating facility leases to various landlords and Canadian payroll to the Royal Bank of Canada totaling $0.6 million with expiry dates through May 19, 2005. The Company pays a facility fee on the unused portion of the credit facility. The agreement also contains certain financial covenants including an interest coverage ratio, and certain restrictions that limit the Company on the sale, transfer or distribution of corporate assets, including dividends, and limit the amount of debt outstanding. The Company was in compliance with these restrictions and covenants at January 31, 2004 and 2003. The domestic unused line of credit was $90.0 million and $115.0 million at January 31, 2004 and 2003, respectively.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.8 million Swiss francs at both January 31, 2004 and 2003, with dollar equivalents of approximately $7.0 million and $6.5 million, respectively, of which a maximum of $5.0 million can be drawn. As of January 31, 2004, the Swiss bank has made guarantees to certain Swiss third party obligations of approximately 0.9 million Swiss francs. There are no restrictions on transfers in the form of dividends, loans or advances to the Company by its foreign subsidiaries.

There were no outstanding borrowings against the Company's aggregate demand lines of credit at January 31, 2004 and January 31, 2003, respectively. Aggregate maximum and average monthly outstanding borrowings against the Company's lines of credit and related weighted average interest rates during fiscal 2004 and 2003 were as follows *(dollars in thousands)*:

	Fiscal Year Ended January 31,	
	2004	2003
Maximum borrowings	$31,000	$38,425
Average monthly borrowings	$15,532	$27,958
Weighted average interest rate	2.1%	2.8%

Weighted average interest rates were computed based on average month-end outstanding borrowings and applicable average month-end interest rates.

NOTE 5 - LONG-TERM DEBT

The components of long-term debt as of January 31 were as follows *(in thousands)*:

	2004	2003
Senior Notes	$10,000	$10,000
Series A Senior Notes	25,000	25,000
	35,000	35,000
Less: current portion	10,000	—
Long-term debt	$25,000	$35,000

Senior Notes due January 31, 2005 (the "Senior Notes") were issued in a private placement completed in fiscal 1994 and bear interest at 6.56% per annum, payable semiannually on July 31 and January 31, and are subject to annual payments of $5.0 million commencing January 31, 1998. At January 31, 2004, $10.0 million in principal amount of these notes remained outstanding, of which $5.0 million was paid on February 2, 2004, with the remaining $5.0 million to be paid on January 31, 2005. The Company has the option to prepay amounts due to holders of the Senior Notes at 100% of the principal plus a "make-whole" premium and accrued interest.

The Series A Senior Notes ("Series A Senior Notes") were issued on December 1, 1998 under a Note Purchase and Private Shelf Agreement and bear interest at 6.90% per annum. Interest is payable semiannually on April 30 and October 30. These notes mature on October 30, 2010 and are subject to annual payments of $5.0 million commencing on October 31, 2006.

On March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001, to expire on March 21, 2007. This agreement allows for the issuance, for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. As of January 31, 2004 and 2003, there were no amounts outstanding under the agreement.

The agreements governing the Senior Notes and Series A Senior Notes contain certain restrictions and covenants which generally require the maintenance of a minimum net worth, limit the amount of additional secured debt the Company can incur and limit the sale, transfer or distribution of corporate assets, including dividends. The Company was in compliance with these restrictions and covenants at January 31, 2004 and 2003.

NOTE 6 - DERIVATIVE INSTRUMENTS

The Company follows the provisions of SFAS No. 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.

As of January 31, 2004, the balance of deferred net gains on derivative instruments documented as cash flow hedges included in accumulated other comprehensive income ("AOCI") was $1.6 million, net of tax of $1.0 million, compared to $4.5 million in net gains at January 31, 2003, net of tax of $2.9 million and $0.4 million in net loss at January 31, 2002, net of a tax benefit of $0.1 million. The Company estimates that a substantial portion of the deferred net gains at January 31, 2004 will be realized into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The primary underlying transaction which will cause the amount in AOCI to affect cost of goods sold consists of the Company's sell through of inventory purchased predominantly in Swiss francs. The maximum length of time the Company is hedging its exposure to the fluctuation in future cash flows for forecasted transactions is 24 months. For the years ended January 31, 2004, 2003 and 2002, the Company reclassified net gains from AOCI to earnings of approximately $3.2 million, net of tax of $2.0 million, $1.7 million, net of tax of $1.0 million, and $0.6 million, net of tax of $0.4 million, respectively.

During fiscal 2004, 2003 and 2002, the Company recorded no charge related to its assessment of the effectiveness of its derivative hedge portfolio. However, the Company incurred a $0.2 million loss, net of a tax benefit of $0.1 million, for the amounts excluded in the assessment of the derivative hedge portfolio effectiveness for each of fiscal years 2004 and 2003, and $2.2 million loss, net of a tax benefit of $0.5 million in fiscal 2002. The Company records these transactions in the cost of sales of the consolidated statements of income.

The balance of the net loss included in the cumulative foreign currency translation adjustment associated with derivatives documented as net investment hedges was $1.0 million, net of a tax benefit of $0.6 million as of January 31, 2004, compared to a net loss of $0.3 million, net of a tax benefit of $0.2 million, as of January 31, 2003. Under SFAS No. 133, changes in fair value of these instruments are recognized in AOCI to offset the change in the value of the net investment being hedged.

The following presents fair value and maturities of the Company's foreign currency derivatives outstanding as of January 31, 2004 *(in millions)*:

January 31, 2004	Fair Value	Maturities
Forward exchange contracts	$5.5	2004
Purchased foreign currency options	$1.1	2005-2006
	$6.6	

The Company estimates the fair value of its foreign currency derivatives based on quoted market prices or pricing models using current market rates. These derivative instruments are currently reflected in other assets or current liabilities.

NOTE 7 - FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The fair value of the Company's 6.56% Senior Notes and 6.90% Series A Senior Notes approximate 103% and 107% of the carrying value of the notes, respectively, as of January 31, 2004. The fair value was calculated based upon the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or upon estimated prices based on current yields for debt issues of similar quality and terms.

NOTE 8 - INCOME TAXES

The provision for income taxes for the fiscal years ended January 31, 2004, 2003 and 2002 consists of the following components *(in thousands)*:

	2004	2003	2002
Current:			
U.S. Federal	$4,346	$3,454	$ 480
U.S. State and Local	(126)	134	(165)
Non-U.S.	1,282	445	1,221
	5,502	4,033	1,536
Noncurrent:			
U.S. Federal	—	—	—
U.S. State and Local	—	—	—
Non-U.S.	2,186	3,165	1,109
	2,186	3,165	1,109
Deferred:			
U.S. Federal	(351)	775	1,057
U.S. State and Local	60	(65)	26
Non-U.S.	1,489	(107)	7
	1,198	603	1,090
Provision for income taxes	$8,886	$7,801	$3,735

Significant components of the Company's deferred income tax assets and liabilities for the fiscal year ended January 31, 2004 and 2003 consist of the following *(in thousands)*:

	2004 Deferred Tax		2003 Deferred Tax	
	Assets	Liabilities	Assets	Liabilities
Operating loss carryforwards	$ 896	$ —	$ 1,159	$ —
Rent accrual	310	—	257	—
Inventory reserve	1,633	4,843	2,364	5,025
Receivable allowance	2,840	900	1,941	1,079
Deferred compensation	3,941	—	3,718	—
FAS 133	—	471	—	2,668
Depreciation/amortization	—	544	23	—
Other	1,603	1,218	1,537	308
	11,223	7,976	10,999	9,080
Valuation allowance	(795)	—	(950)	—
Total	$10,428	$7,976	$10,049	$9,080

As of January 31, 2004, the Company had foreign net operating loss carryforwards of approximately $3.4 million, which are available to offset taxable income in future years. As of January 31, 2004, the Company maintained a valuation allowance with respect to the tax benefit of certain foreign net operating loss carryforwards. Since the Company's foreign deferred tax assets relate primarily to its former sales office in Germany, which is currently operated by an independent distributor, the Company's assessment is that the foreign deferred tax assets will not likely be utilized in the foreseeable future. Management is continuing to evaluate the appropriate level of allowance based on future operating results and changes in circumstances.

The provision for income taxes differs from the amount determined by applying the U.S. federal statutory rate as follows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2004	2003	2002
Provision for income taxes at the U.S. statutory rate	$11,108	$9,751	$7,262
Lower effective foreign income tax rate	(5,487)	(4,110)	(4,332)
Change in valuation allowance	(13)	(12)	110
Tax provided on repatriated earnings of foreign subsidiaries	3,133	1,856	1,377
State and local taxes, net of federal benefit	(43)	44	(139)
Other, net	188	272	(543)
Total	$ 8,886	$7,801	$3,735

No provision has been made for federal income or withholding taxes which may be payable on the remittance of the undistributed retained earnings of foreign subsidiaries approximating $203.0 million at January 31, 2004, as those earnings are considered reinvested for an indefinite period. As a result of various tax planning strategies available to the Company, it is not practical to estimate the amount of tax, if any, that may be payable on the eventual distribution of such earnings.

NOTE 9 - OTHER ASSETS

In fiscal 1996, the Company entered into an agreement with a trust which owned an insurance policy issued on the lives of the Company's Chairman and his spouse. Under this agreement, the trust assigned the insurance policy to the Company as collateral to secure repayment by the trust of interest-free loans made by the Company to the trust in amounts equal to the premiums on said insurance policy (approximately $0.7 million per annum). The agreement required the trust to repay the loans from the proceeds of the policy. At January 31, 2003, the Company had outstanding loans from the trust of $5.2 million. On April 4, 2003, the agreement was amended and restated to transfer the policy from the trust to the Company in partial repayment of the loan balance. The Company is the beneficiary of the policy insofar as upon the death of the Company's Chairman and his spouse, the proceeds of the policy would first be distributed to the Company to repay the premiums paid by the Company with the remaining proceeds distributed to the trust. As of January 31, 2004, the total premiums paid amounted to $6.1 million and the cash surrender value of the policy was $5.6 million.

NOTE 10 - LEASES, COMMITMENTS AND CONTINGENCIES

The Company leases office, distribution, retail and manufacturing facilities, and office equipment under operating leases, which expire at various dates through January 2015. Certain of the leases provide for renewal options and escalation clauses for real estate taxes and other occupancy costs. Rent expense for equipment and distribution, factory and office facilities under operating leases was approximately $9.7 million, $8.9 million and $7.7 million in fiscal 2004, 2003 and 2002, respectively. Minimum annual rentals at January 31, 2004 under noncancelable operating leases, which do not include escalations that will be based on increases in real estate taxes and operating costs, are as follows:

Fiscal Year Ending January 31, *(in thousands)*:	
2005	$9,456
2006	9,294
2007	8,589
2008	7,318
2009	6,986
Thereafter	25,865
	$67,508

Due to the nature of its business as a luxury consumer goods distributor, the Company is exposed to various commercial losses. The Company believes it is adequately insured against such losses.

NOTE 11 - EMPLOYEE BENEFIT PLANS

The Company maintains an Employee Savings Plan under Section 401(k) of the Internal Revenue Code. Company contributions and expenses of administering the Employee Savings Plan amounted to $0.6 million, $0.7 million and $0.6 million in fiscal 2004, 2003 and 2002, respectively.

Effective June 1, 1995, the Company adopted a defined contribution supplemental executive retirement plan ("SERP"). The SERP provides eligible executives with supplemental pension benefits in addition to amounts received under the Company's other retirement plan. The Company makes a matching contribution which vests equally over five years. During fiscal 2004, 2003 and 2002, the Company recorded an expense related to the SERP of approximately $0.5 million for each year.

During fiscal 1999, the Company adopted a Stock Bonus Plan for all employees not in the SERP. Under the terms of this Stock Bonus Plan, the Company contributes a discretionary amount to the trust established under the plan. Each plan participant vests after five years in 100% of their respective prorata portion of such contribution. For fiscal 2004, 2003 and 2002, the Company recorded an expense of $0.3 million, $0.2 million and $0.1 million, respectively, related to this plan.

On September 23, 1994, the Company entered into a Death and Disability Benefit Plan agreement with the Company's Chairman. Under the terms of the agreement, in the event of the Chairman's death or disability, the Company is required to make an annual benefit payment of approximately $300,000 to his spouse for the lesser of ten years or her remaining lifetime. Neither the agreement nor the benefits payable thereunder are assignable and no benefits are payable to the estates or heirs of the Chairman or his spouse. Results of operations include an actuarially determined charge related to this plan of approximately $0.2 million, $0.1 million and $0.1 million in fiscal years 2004, 2003 and 2002, respectively.

Effective concurrently with the consummation of the Company's public offering in the fourth quarter of fiscal 1994, the Board of Directors and the shareholders of the Company approved the adoption of the Movado Group, Inc. 1993 Employee Stock Option Plan (the "Employee Stock Option Plan") for the benefit of certain officers, directors and key employees of the Company. The Employee Stock Option Plan was amended in fiscal 1997 and restated as the Movado Group, Inc. 1996 Stock Incentive Plan (the "Plan"). Under the Plan, the Compensation Committee of the Board of Directors, which is comprised of the Company's five outside directors, has the authority to grant incentive stock options and nonqualified stock options, to purchase, as well as stock appreciation rights and stock awards, up to 3,500,000 shares of Common Stock. Options granted to participants under the Plan generally become exercisable in equal installments over three or five years and remain exercisable until the tenth anniversary of the date of grant. The option price may not be less than the fair market value of the stock at the time the options are granted.

Transactions in stock options under the Plan since fiscal 2001 are summarized as follows:

	Outstanding Options	Weighted Average Exercise Price
January 31, 2001	1,614,301	$15.09
Options granted	911,700	$17.26
Options exercised	(231,301)	$ 8.29
Options forfeited	(118,028)	$19.70
January 31, 2002	2,176,672	$16.47
Options granted	324,450	$20.10
Options exercised	(177,748)	$ 9.08
Options forfeited	(53,614)	$18.77
January 31, 2003	2,269,760	$17.52
Options granted	489,072	$24.06
Options exercised	(819,855)	$17.47
Options forfeited	(76,988)	$11.72
January 31, 2004	1,861,989	$19.41

Options exercisable at January 31, 2004, 2003 and 2002 were 1,222,956, 1,095,797 and 796,015, respectively.

The following table summarizes outstanding and exercisable stock options as of January 31, 2004:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.24 - $ 9.35	136,127	6.3	$ 8.50	66,607	$ 8.50
$ 9.36 - $12.46	161,688	2.0	$ 9.94	161,688	$ 9.94
$12.47 - $15.57	321,874	5.8	$13.99	191,669	$13.73
$15.58 - $18.69	83,033	7.0	$17.21	17,201	$16.68
$18.70 - $21.80	468,064	7.0	$20.44	209,228	$20.62
$21.81 - $24.92	143,844	5.2	$23.98	115,344	$23.97
$24.93 - $28.03	203,762	6.5	$25.59	117,622	$26.02
$28.04 - $31.15	343,597	6.7	$30.42	343,597	$30.42
	1,861,989	6.2	$19.41	1,222,956	$20.99

NOTE 12 - TOTAL COMPREHENSIVE INCOME

The components of comprehensive income for the twelve months ended January 31, 2004, 2003 and 2002 are as follows *(in thousands)*:

	2004	2003	2002
Net income	$22,851	$20,059	$17,014
Accounting change, net of tax	—	—	367
Net unrealized gain (loss) on investments, net of tax	139	(82)	199
Net change in effective portion of hedging contracts, net of tax	(3,434)	4,584	(449)
Foreign currency translation adjustment	18,382	38,170	(5,234)
Total comprehensive income	$37,938	$62,731	$11,897

NOTE 13 - SEGMENT INFORMATION

The Company conducts its business primarily in two operating segments: Wholesale and Retail. The Company's Wholesale segment includes the designing, manufacturing and distribution of quality watches, in addition to revenue generated from after sales service activities and shipping. The Retail segment includes the Movado Boutiques and outlet stores.

The Company divides its business into two major geographic segments: Domestic, which includes the results of the Company's North American, Caribbean and Tommy Hilfiger South American operations, and International, which includes the results of all other Company operations. The Company's International operations are principally conducted in Europe, the Middle East and Asia. The Company's International assets are substantially located in Europe.

Operating Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales			Operating Income (Loss)		
	2004	2003	2002	2004	2003	2002
Wholesale[(1)]	$269,341	$246,195	$252,553	$34,930	$29,544	$25,445
Retail	60,873	53,882	47,172	(149)	2,232	828
Consolidated total	$330,214	$300,077	$299,725	$34,781	$31,776	$26,273

	Total Assets			Capital Expenditures		
	2004	2003	2002	2004	2003	2002
Wholesale	$344,765	$310,937	$259,499	$ 2,958	$4,383	$ 8,631
Retail	46,202	34,217	31,177	7,872	2,142	5,271
Consolidated total	$390,967	$345,154	$290,676	$10,830	$6,525	$13,902

	Depreciation and Amortization		
	2004	2003	2002
Wholesale	$7,500	$6,517	$6,043
Retail	2,473	1,852	1,507
Consolidated total	$9,973	$8,369	$7,550

Geographic Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales			Long-Lived Assets		
	2004	2003	2002	2004	2003	2002
Domestic	$285,739	$261,701	$251,857	$30,216	$26,530	$26,770
International	44,475	38,376	47,868	11,896	13,409	11,956
Consolidated total	$330,214	$300,077	$299,725	$42,112	$39,939	$38,726

	Operating Income (Loss)		
	2004	2003	2002
Domestic	$ 6,622	$ 8,458	$ 3,704
International	28,159	23,318	22,569
Consolidated total	$34,781	$31,776	$26,273

(i) The domestic and international net sales are net of intercompany sales of $209.7 million, $182.5 million and $150.5 million for the twelve months ended January 31, 2004, January 31, 2003 and January 31, 2002, respectively.

NOTE 14 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited selected interim operating results of the Company for fiscal 2004 and 2003 *(in thousands, except per share amounts)*:

	Quarter Ended			
	1st	2nd	3rd	4th
Fiscal 2004				
Net sales	$60,170	$76,545	$100,767	$92,732
Gross profit	$36,440	$47,239	$ 61,339	$55,288
Net income	$ 856	$ 5,751	$ 10,074	$ 6,170
Per share:				
Net income:				
Basic	$ 0.07	$ 0.48	$ 0.83	$ 0.51
Diluted	$ 0.07	$ 0.46	$ 0.80	$ 0.49
Fiscal 2003				
Net sales	$57,271	$72,244	$ 91,023	$79,539
Gross profit	$35,179	$44,373	$ 55,775	$48,843
Net income	$ 332	$ 5,372	$ 8,808	$ 5,547
Per share:				
Net income:				
Basic	$ 0.03	$ 0.45	$ 0.74	$ 0.47
Diluted	$ 0.03	$ 0.44	$ 0.73	$ 0.46

As each quarter is calculated as a discrete period, the sum of the four quarters may not equal the calculated full year amount. This is in accordance with prescribed reporting requirements.

NOTE 15 - SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows *(in thousands)*:

	Fiscal Year Ended January 31, 2004	2003	2002
Cash paid during the year for:			
Interest	**$2,369**	$3,559	$4,963
Income taxes	**$5,864**	$6,583	$9,118

NOTE 16 - SUBSEQUENT EVENTS

On March 1, 2004, Movado Group, Inc. (the "Company") completed the previously announced acquisition of the Ebel business (the "Ebel Business") from LVMH Moet Hennessy Louis Vuitton ("LVMH") pursuant to a Share Purchase and Transfer of Assets and Liabilities Agreement, dated December 22, 2003, between Concord Watch Company SA, a wholly-owned subsidiary of the Company (the "Purchaser"), and Sofidiv SAS, a wholly-owned subsidiary of LVMH (the "Seller"), as amended by Amendment dated March 1, 2004 (the "Purchase Agreement"), except for the acquisition of the Ebel Business in Germany, which the Company expects to complete on or about May 1, 2004. The transaction was effected through (i) the acquisition by the Purchaser from the Seller of all of the outstanding shares of capital stock of Ebel SA, a wholly-owned subsidiary of the Seller engaged in the Ebel Business, and (ii) the transfer of certain additional assets and liabilities related to the Ebel Business from certain affiliates of the Seller to certain affiliates of the Purchaser.

The total purchase price, which was based in part on the net book value of the transferred assets, was 61.5 million Swiss francs (approximately $48.5 million based on exchange rates as of March 1, 2004), of which 47.9 million Swiss francs (approximately $37.8 million) was paid on March 1, 2004. The Company funded the acquisition with cash on hand. The Company currently intends to use the acquired assets in the continued operation of the Ebel business.

On March 10, 2004, the Board approved an increase in the quarterly cash dividend rate from $0.06 to $0.08 per share and approved a 2 for 1 stock split to be effected by means of a stock dividend distributable on June 25, 2004 to shareholders of record as of June 11, 2004, subject to shareholder approval of an increase in the number of authorized shares of Common Stock and Class A Common Stock at the annual shareholders meeting.

Report of Management

The consolidated financial statements and all related financial information contained in the Annual Report were prepared by management, who are responsible for their integrity and consistency. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

The Company maintains a system of internal accounting controls and procedures designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and properly recorded in accordance with management's authorization. The design, monitoring and revision of internal control systems involve, among other things, management's judgement with respect to the relative cost and expected benefit of specific control measures. The Company also maintains an internal audit function that evaluates and reports on the adequacy and effectiveness of internal controls, policies and procedures.

PricewaterhouseCoopers LLP, independent auditors, have audited and reported on the Company's consolidated financial statements. Their report expresses their opinion with respect to the fair presentation of these statements in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee of the Board of Directors, which is comprised solely of independent directors within the meaning of the NYSE rules, meets periodically with the independent accountants, with the internal auditors, with general counsel, as well as with management to review accounting, auditing, internal accounting controls and financial reporting matters. Both PricewaterhouseCoopers LLP and internal audit have unrestricted access to the Audit Committee and meet with them without management representatives being present.

EFRAIM GRINBERG
President and Chief Executive Officer

RICHARD J. COTÉ
Executive Vice President and Chief Operating Officer

EUGENE J. KARPOVICH
Chief Financial Officer

Report of Independent Auditors

To the Board of Directors and Shareholders of Movado Group, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Movado Group, Inc. and its subsidiaries at January 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 10, 2004

Selected Financial Data

The selected financial data presented below has been derived from the Consolidated Financial Statements. This information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7 of this report. Amounts are in thousands except per share amounts:

	Fiscal Year Ended January 31,				
	2004	2003	2002	2001	2000
Statement of income data:					
Net sales	$330,214	$300,077	$299,725	$320,841	$295,067
Cost of sales	129,908	115,907	115,653	123,392	126,667
Selling, general and administrative	165,525	152,394	157,799	163,317	152,631
Total costs and expenses	295,433	268,301	273,452	286,709	279,298
Operating income	34,781	31,776	26,273	34,132	15,769
Interest expense, net	3,044	3,916	5,415	6,443	5,372
Gain on disposition of business	—	—	—	—	4,752
Income before taxes and cumulative effect of a change in accounting principle	31,737	27,860	20,858	27,689	15,149
Provision for income taxes[1]	8,886	7,801	3,735	6,922	1,428
Income before cumulative effect of a change in accounting principle	22,851	20,059	17,123	20,767	13,721
Cumulative effect of a change in accounting principle	—	—	(109)	—	—
Net income[2][3]	$ 22,851	$ 20,059	$ 17,014	$ 20,767	$ 13,721
Net income per share-Basic[2][3]	$ 1.90	$ 1.69	$ 1.46	$ 1.78	$ 1.10
Net income per share-Diluted[2][3]	$ 1.84	$ 1.65	$ 1.42	$ 1.75	$ 1.06
Basic shares outstanding	12,050	11,870	11,683	11,651	12,527
Diluted shares outstanding	12,439	12,190	12,007	11,866	12,890
Cash dividends declared per share	$ 0.21	$ 0.12	$ 0.12	$ 0.105	$ 0.10
Balance sheet data (end of period):					
Working capital	$242,970	$219,420	$153,932	$154,637	$157,465
Total assets	$390,967	$345,154	$290,676	$290,405	$259,649
Long-term debt	$ 25,000	$ 35,000	$ 35,000	$ 40,000	$ 45,000
Shareholders' equity	$274,713	$236,212	$172,470	$159,470	$147,815

(1) Reflects a lower estimated tax rate adjustment in fiscal 2002 due to a shift in global earnings mix.

(2) Fiscal 2000 includes an $8.3 million pre-tax or $0.46 per share after tax one-time charge and $4.8 million pre-tax or $0.28 per share after tax gain from the sale of the Company's Piaget business. Excluding these items, net income would have been $15.9 million or $1.24 per share on a diluted basis.

(3) Fiscal 2002 includes a pre-tax expense of $2.7 million relating to a one-time severance and early retirement charge. Excluding the one-time severance and early retirement charge and income tax rate adjustment, net income would have been $16.9 million or $1.40 per diluted share.

Market for Registrant's Common Stock and Related Shareholder Matters

As of March 31, 2004, there were 46 holders of record of Class A Common Stock and, the Company estimates, approximately 2,124 beneficial owners of the Common Stock represented by 410 holders of record. The Common Stock is traded on the New York Stock Exchange under the symbol "MOV" and on March 31, 2004, the closing price of the Common Stock was $29.94. The quarterly high and low closing prices for the fiscal years ended January 31, 2004 and 2003 were as follows:

	Fiscal 2004		Fiscal 2003	
Quarter Ended	Low	High	Low	High
April 30	**$17.61**	**$20.50**	$17.19	$22.69
July 31	**$19.88**	**$24.34**	$18.04	$25.03
October 31	**$20.65**	**$24.25**	$14.69	$19.92
January 31	**$25.14**	**$31.50**	$16.52	$19.84

In connection with the October 7, 1993 public offering, each share of the then currently existing Class A Common Stock was converted into 10.46 shares of new Class A Common Stock, par value of $.01 per share (the "Class A Common Stock"). Each share of Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders. Each holder of Class A Common Stock is entitled to convert, at any time, any and all such shares into the same number of shares of Common Stock. Each share of Class A Common Stock is converted automatically into Common Stock in the event that the beneficial or record ownership of such shares of Class A Common Stock is transferred to any person, except to certain family members or affiliated persons deemed "permitted transferees" pursuant to the Company's Amended Restated Certificate of Incorporation. The Class A Common Stock is not publicly traded and consequently, there is currently no established public trading market for these shares.

During the fiscal year ended January 31, 2003, the Board of Directors approved four $0.03 per share quarterly cash dividends on the Common Stock and Class A Common Stock. During the fiscal year ended January 31, 2004, the Board of Directors approved a $0.03 per share dividend in the first quarter and a $0.06 per share dividend in the second, third and fourth quarters. On March 10, 2004, the Board approved an increase in the quarterly cash dividend rate from $0.06 to $0.08 per share and approved a 2 for 1 stock split to be effected by means of a stock dividend distributable on June 25, 2004, to shareholders of record as of June 11, 2004, subject to shareholder approval of an increase in the number of authorized shares of Common Stock and Class A Common Stock at the annual shareholders meeting. The declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital and surplus requirements, future prospects, terms of indebtedness and other factors deemed relevant by the Board of Directors. See Notes 4 and 5 to the Consolidated Financial Statements regarding contractual restrictions on the Company's ability to pay dividends.

Corporate Directory

Executive Officers and Directors

Gedalio Grinberg
Director,
Chairman of the Board

Efraim Grinberg
Director,
President and Chief Executive Officer

Richard J. Coté
Director,
Executive Vice President and
Chief Operating Officer

Margaret Hayes Adame
Director,
President, The Fashion Group International

Donald Oresman
Director,
of Counsel Simpson, Thacher & Bartlett

Leonard L. Silverstein
Director,
Partner, Silverstein and Mullens
a division of Buchanan Ingersoll, P.C.

Alan H. Howard
Director,
Managing Director,
Credit Suisse First Boston Corporation

Nathan Leventhal
Director,
President Emeritus,
Lincoln Center for the Performing Arts

Eugene J. Karpovich
Senior Vice President and
Chief Financial Officer

Frank V. Kimick
Vice President - Treasurer

Timothy F. Michno
Secretary and General Counsel

Michael J. Hand
Vice President - Corporate Controller

Corporate Information

Corporate Headquarters
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652
(201) 267-8000
www.movadogroupinc.com

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Dept. - 11E
PO Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458 (within the U.S.)
(610) 382-7833 (outside the U.S.)
(888) 269-5221 (hearing impaired)
www.stockbny.com

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932
(973) 236-4000

Corporate Counsel
Paul, Weiss, Rifkind,
Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

Annual Meeting
The Annual Meeting of Shareholders will be held on June 17, 2004 at 10:00 am at 650 From Road
Paramus, NJ 07652

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to:
Movado Group, Inc.
650 From Road, Paramus, NJ 07652
Securities analysts, investors and the financial media should contact Suzanne Michalek, Investor Relations at the Company's headquarters or by calling (201) 267-8000

MOVADO GROUP, INC. 650 FROM ROAD, PARAMUS, NJ 07652 (201) 267-8000